Exhibit 8.1

LIST OF SUBSIDIARIES

CorpBanca

All of the subsidiaries have their jurisdiction of incorporation in the Republic of Chile.

1. CorpBanca Corredores de Seguros S.A.

2. CorpCapital Asesorías Financieras S.A.

3. CorpCapital Administradora General de Fondos S.A.

4. CorpCapital Corredores de Bolsa S.A.

5. CorpLegal S.A.

6. Corp Capital Agencia de Valores S.A.

7. CorpBanca New York Branch

(*)By public deed dated on September 2, 2009, SMU Corp S.A., a bank business support company was legally incorporated. Where CorpBanca holds a 51% of ownership interest. As of the date of issue of the financial statements, SMU Corp S.A. was still in process of paying-in its committed capital.